SECURITIES AND EXCHANGE COMMISSION

                       Washington, D.C. 20549

                            SCHEDULE 13D
                          Amendment No. 14
              Under the Securities Exchange Act of 1934


                         Circon Corporation
                         ------------------
                          (Name of Issuer)


               Common Stock, Par Value $0.01 Per Share
               ---------------------------------------
                     (Title of Class of Securities)


                             172736 10 0
                             -----------
                            (CUSIP Number)


                Thomas R. Bremer               Paul T. Schnell, Esq.
              USS Acquisition Corp.            Skadden, Arps, Slate,
    c/o United States Surgical Corporation      Meagher & Flom LLP
               150 Glover Avenue                  919 Third Avenue
               Norwalk, CT 06856                New York, NY 10022
                (203) 845-1000                    (212) 735-3000
                (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                                July 25, 1997
          (Date of Event which Requires Filing of this Statement)


               If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

               Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


                            SCHEDULE 13D

   CUSIP No. 172736 10 0

   _________________________________________________________________
   (1)  NAMES OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

   United States Surgical Corporation

   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                    (a)  (x)
                                                    (b)  ( )

   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS
         WC

   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

   _________________________________________________________________
                              (7)  SOLE VOTING POWER

    NUMBER OF                     986,174
     SHARES                 ___________________________________
  BENEFICIALLY                (8)  SHARED VOTING POWER
    OWNED BY                      973,174
      EACH                  ___________________________________
    REPORTING                 (9)  SOLE DISPOSITIVE POWER
     PERSON                       986,174
      WITH                  ___________________________________
                             (10)  SHARED DISPOSITIVE POWER

                                  973,174
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,959,348
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES                                      ( )

   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        14.8%
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON
        CO
   _________________________________________________________________


                            SCHEDULE 13D

   CUSIP No.  172736 10 0

   _________________________________________________________________
   (1)  NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        USS Acquisition Corp.
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                    (a)  (x)
                                                    (b)  ( )

   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS
        AF

   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

   _________________________________________________________________
                              (7)  SOLE VOTING POWER

    NUMBER OF
     SHARES                 ___________________________________
  BENEFICIALLY                (8)  SHARED VOTING POWER
    OWNED BY                       973,174
      EACH                  ___________________________________
    REPORTING                 (9)  SOLE DISPOSITIVE POWER
     PERSON
      WITH                  ___________________________________
                             (10)  SHARED DISPOSITIVE POWER

                                    973,174
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        973,174

   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES                                      ( )

   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        7.3%
 ______________________________________________________________
   (14) TYPE OF REPORTING PERSON
        CO
   _________________________________________________________________




               United States Surgical Corporation, a Delaware corporation ("Parent"), and USS Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Parent, hereby further amend and supplement their Statement on Schedule 13D (the "Schedule 13D"), filed with the Securities and Exchange Commission (the "Commission") on August 2, 1996, as amended by Amendment No. 1 dated August 16, 1996, Amendment No. 2 dated August 20, 1996, Amendment No. 3 dated August 20, 1996, Amendment No. 4 dated August 30, 1996, Amendment No. 5 dated September 17, 1996, Amendment No. 6 dated September 18, 1996, Amendment No. 7 dated October 1, 1996, Amendment No. 8 dated December 16, 1996, Amendment No. 9 dated December 18, 1996, Amendment No. 10 dated February 14, 1997, Amendment No. 11 dated June 16, 1997, Amendment No. 12 dated July 15, 1997 and Amendment No. 13 dated July 22, 1997 with respect to the Common Stock, par value $0.01 per share (the "Shares"), of Circon Corporation, a Delaware corporation (the "Company"). The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D. Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the
          Schedule 13D.

          ITEM 4.  PURPOSE OF TRANSACTION.

               Item 4 of the Schedule 13D is hereby amended and supplemented by the following:

               On July 25, 1997, Parent filed a Preliminary Proxy Statement on Schedule 14A (the "Proxy Statement") with the Commission, a copy of which is attached hereto as Exhibit (a)(33) and is incorporated herein by reference, in connection with the solicitation of proxies by Parent and Purchaser to be used at the Annual Meeting. On July 28, 1997, Parent issued a press release, a copy of which is attached hereto as Exhibit (a)(34) and is incorporated herein by reference, relating to the filing of the Proxy Statement.

          ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

               Item 5(c) of the Schedule 13D is hereby amended and supplemented by the following:

               On July 24, 1997, Parent entered into agreements (the "Nominee Agreements") with Victor H. Krulak and Charles M. Elson (the "Nominees") to serve as members of a slate of directors to be proposed by Parent at the Company's 1997 Annual Meeting of Shareholders, or other meeting of shareholders in lieu thereof (the "Annual Meeting"). Copies of the Nominee Agreements, which are incorporated herein by reference, are attached hereto as Exhibits (a)(31) and (a)(32). Pursuant to the Nominee Agreements, each Nominee shall receive 6,963 shares of the Company's common stock with a Market Value (as defined in the Nominee Agreements) of $100,000 and be indemnified by Parent for any Losses (as defined in the Nominee Agreements) relating to their service as Nominees.

          ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

               Item 7 of the Schedule 13D is hereby amended and supplemented by the following:

          (a)(31)        Nominee Agreement between Parent and
                         Victor H. Krulak, dated as of July 24, 1997.

          (a)(32)        Nominee Agreement between Parent and
                         Charles M. Elson, dated as of July 24, 1997.

          (a)(33) Proxy Statement filed with the Commission on July 25, 1997.

          (a)(34)        Text of Press Release issued by United
                         States Surgical Corporation on July 28, 1997.




                                  SIGNATURE

               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated:  July 28, 1997

                                       USS ACQUISITION CORP.

                                       By: /s/ THOMAS R. BREMER
                                           -----------------------------
                                           Name:   Thomas R. Bremer
                                           Title:  President


                                       UNITED STATES SURGICAL
                                       CORPORATION

                                       By: /s/ THOMAS R. BREMER
                                           -----------------------------
                                           Name:   Thomas R. Bremer
                                           Title:  Senior Vice President
                                                   and General Counsel




                                 EXHIBIT INDEX

          EXHIBIT        EXHIBIT NAME
          -------        ------------
          (a)(31)        Nominee Agreement between Parent and
                         Victor H. Krulak, dated as of July 24, 1997.

          (a)(32)        Nominee Agreement between Parent and
                         Charles M. Elson, dated as of July 24, 1997.

          (a)(33) Proxy Statement filed with the Commission on July 25, 1997.

          (a)(34)        Text of Press Release issued by United
                         States Surgical Corporation on July 28, 1997.